SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                         (Amendment No. __2___)

                   Securities and Exchange Commission
                            Washington, D.C. 20549


                               MAXSERV, INC.
                              (Name of Issuer)

          Common                              577917107
     (Title of Class of Securities)       (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                March 20, 1997
           (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.

     Renaissance Capital Partners, Ltd.              75-2296301

2. Check the Appropriate Box if a Member of a Group

     (a) N/A

     (b) N/A

3. SEC Use Only________________________________________________

4. Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)    None

6. Citizenship or Place of Organization    Texas

     Number of Shares Beneficially Owned by Each Reporting Person With:

          (7)  Sole voting Power     0

          (8)  Shared Voting Power      0

          (9)  Sole Dispositive Power     0

          (10) Shared Dispositive Power      0

11. Aggregate Amount Beneficially Owned be Each Reporting Person     0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None

13. Percent of Class Represented by Amount in Row (11)   0%

14. Type of Reporting Person   PN


                             AMENDED SCHEDULE 13D

                         Filed Pursuant to Rule 13D-1


Item 1.   Security and Issuer

          Common Stock of MaxServ, Inc. (issuable upon conversion of 12.5% convertible debenture by and between Renaissance Capital Partners, Ltd. (the "Partnership") and MaxServ, Inc. (the "Company").

          MaxServ, Inc.
          8317 Cross Park Dr., Suite 350
          Austin, TX 78754


Item 2.   Identity and Background
a., b., c.
          Renaissance Capital Partners, Ltd.       Filer
          8080 N. Central Expressway,
          Suite 210
          Dallas, Texas 75206

          Renaissance Capital Group, Inc.          Managing General Partner
          8080 N. Central Expressway,               of the Filer
          Suite 210
          Dallas, Texas 75206

     Renaissance Capital Partners, Ltd. is a Texas limited partnership, organized as a Business Development Company under the Investment Company Act of 1940.

     Renaissance Capital Group, Inc., a Texas corporation, is the Managing General Partner and is responsible for the administration of Renaissance Capital Partners, Ltd.'s investment portfolio.

     The officers of Renaissance Capital Group, Inc. are:
          Russell Cleveland, President and Chief Executive Officer Vance M. Arnold, Executive Vice President
                           and Chief Operations Officer
          Barbe Butschek, Senior Vice President, CFO,
                           Corp. Secretary & Treasurer
          Robert C. Pearson, Senior Vice President
          Mardon Navalta, Vice President
          Norman D. Cox, Vice President

d.   None
e.   None
f.   None

Item 3.   Source and Amount of Funds or Other Consideration

          The Partnership's source of funds is the Partners' Investment Capital. No borrowed funds were used in the transaction.

Item 4.   Purpose of Transaction

          The sole purpose of the acquisition of these securities was as an investment in accordance with the Partnership's election as a Business Development Company under the Investment Company Act of 1940.

Item 5.   Interest in Securities of the Issuer

     a. Shares of issuer beneficially owned by the Partnership and its Managing General Partner number 592,667 shares of the common stock which represents 7.9% of the Company's outstanding stock. These shares represent all of the Partnership's ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20%.

     b.   All the shares mentioned in (a) above.

     c. Between 09/22/95 and 03/20/97, the Partnership sold its entire position of 592,667 shares in the Company at an average price of $4.59.

     d.   N/A

     e. The Partnership ceased to be a beneficial owner of more than five percent of the Company on March 6, 1996.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

          Russell Cleveland, President of Managing General Partner, resigned from the Board of Directors of the Company effective July 15, 1994.

Item 7.   Persons Retained, Employed or to be Compensated

          No person has been retained by the Partnership hereof or its associates to, in any way, make solicitation or recommendation the holders of the securities of the issuer to accept or reject any tender offer.


Item 8.   Material to be Filed as Exhibits

          Not applicable


I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

Date:     December 5, 1997


                              Renaissance Capital Partners, Ltd.
                         By:  Renaissance Capital Group, Inc.
                              Managing General Partner



                         By:                   /s/
                              Vance M. Arnold, Executive Vice President